Exhibit 99.1

EnerNOC Enters Into an Agreement to be Acquired by the Enel Group for over $300M

BOSTON, June 22, 2017 (GLOBE NEWSWIRE) — EnerNOC, Inc. (Nasdaq:ENOC), a leading provider of demand response solutions and energy intelligence software, announced today that it has entered into an agreement to be acquired by the Enel Group (“Enel”), a multinational power utility and leading integrated electricity and gas operator present in over 30 countries across five continents with a managed capacity of approximately 85 GW and more than 65 million business and household customers worldwide.

Under the terms of the agreement, the Enel Group, through its subsidiary Enel Green Power North America, Inc. (“EGPNA”), will purchase EnerNOC for $7.67 per share in an all-cash transaction valuing the Company at over $300M, including EnerNOC’s net debt. EGPNA will commence a tender offer to acquire all of EnerNOC’s shares of common stock for $7.67 per share, representing an approximate 42% premium to the Company’s closing stock price on June 21, 2017 and a 38% premium to the 30-day volume-weighted average price. EGPNA’s obligation to purchase the shares of EnerNOC’s common stock tendered in the tender offer is subject to certain conditions, including that holders of a majority of the shares are tendered during the tender offer period and receipt of antitrust clearance in the United States. Following completion of the tender offer, the remaining shares will be acquired in a second step merger at the same cash price per share as paid in the tender offer.

“After a comprehensive review of strategic options, during which we evaluated a wide range of paths to maximize shareholder value, we are excited to enter into this agreement with the Enel Group. The transaction provides our stockholders with significant and immediate cash value, and unites us with one of the most innovative, global energy companies that shares our vision to change the way the world uses energy. In combining forces with the Enel Group, we look forward to accelerating the growth of our core businesses and to delivering ever more value to our customers as we lead the transition to a more sustainable, distributed energy future,” said Tim Healy, Chairman and CEO of EnerNOC.

This transaction has been unanimously approved by the Board of Directors of EnerNOC. The closing of the transaction is subject to the satisfaction of customary conditions and is expected to close in the third quarter of 2017.

Morgan Stanley and Greentech Capital Advisors are serving as financial advisors and Cooley LLP is acting as legal counsel.

About EnerNOC

EnerNOC is a leading provider of demand response solutions and energy intelligence software (EIS). With capabilities to better address budgets and procurement, utility bill management, facility analysis and optimization, sustainability and reporting, project tracking, and demand management, EnerNOC’s SaaS platform helps enterprises control energy costs, mitigate risk, and streamline compliance and sustainability reporting. EnerNOC also offers access to more demand response programs worldwide than any other provider, offering enterprises a valuable payment stream to further enhance bottom line results and utilities and grid operators a reliable, cost-effective demand-side resource. For more information, visit www.enernoc.com and follow @EnerNOC on Twitter.

Safe Harbor Statement

Statements in this press release regarding the sale of EnerNOC, including, without limitation, statements relating to the ability of EnerNOC and the Enel Group to complete the transactions contemplated by the merger agreement and the timing of the expected closing, may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Forward-looking statements can be identified by terminology such as “anticipate,” “believe,” “could,” “could increase the likelihood,” “estimate,”

“expect,” “intend,” “is planned,” “may,” “should,” “will,” “will enable,” “would be expected,” “look forward,” “may provide,” “would” or similar terms, variations of such terms or the negative of those terms. Such forward-looking statements involve known and unknown risks, uncertainties and other factors including the risks impacting the timing of the tender offer and subsequent merger, risks relating to satisfying closing conditions, risks to the business relating to the announcement and pendency of the transaction, and those risks, uncertainties and factors referred to under the section “Risk Factors” in EnerNOC’s most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q, as well as other documents that may be filed by EnerNOC from time to time with the Securities and Exchange Commission. As a result of such risks, uncertainties and factors, the Company’s actual results may differ materially from any future results, performance or achievements discussed in or implied by the forwardlooking statements contained herein. EnerNOC is providing the information in this press release as of this date and assumes no obligations to update the information included in this press release or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Notice to Investors

The tender offer described herein has not yet been commenced. The description contained in this press release is neither an offer to purchase nor a solicitation of an offer to sell securities of EnerNOC. At the time the tender offer is commenced, the Enel Group and its wholly owned subsidiary intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer, and the Company intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.

Investors and stockholders of EnerNOC are strongly advised to read the Tender Offer Statement on Schedule TO, including the offer to purchase, form of letter of transmittal and other documents related to the tender offer, and the Solicitation/Recommendation Statement on schedule 14D-9 that will be filed by EnerNOC, and other relevant materials when they become available, because these materials contain important information regarding the tender offer.

Stockholders of EnerNOC will be able to obtain a free copy of these documents (when they become available) and other documents filed by EnerNOC or the Enel Group with the SEC at the website maintained by the SEC at www.sec.gov. In addition, the Schedule TO and related exhibits, including the offer to purchase, forms of letters of transmittal, and other related tender offer documents may be obtained (when available) for free by contacting the EnerNOC at One Marina Park Drive, Suite 400, Boston, MA 02210.

EnerNOC Media Relations:

Sarah McAuley

617.532.8195

news@enernoc.com

EnerNOC Investor Relations:

ir@enernoc.com